REVISED SCHEDULE A

Schedule A to the Subadvisory Agreement, dated November 28, 2007, as novated July 1, 2011, by and between Allianz Investment Management LLC and BlackRock Advisors, LLC is revised to reflect a fee change for the AZL Government Money Market Fund, as follows:

Effective December 1, 2018, compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the Fund.

Fund Rate*

AZL Government Money Market Fund	0.06% on the first $500 million
             0.04% on all assets over $500 million

* When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets for the Fund are $600 million, a rate of 6 bps would apply to $500 million, and a rate of 4 bps would apply to the remaining $100 million.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ALLIANZ INVESTMENT                                                                          BLACKROCK ADVISORS, LLC
MANAGEMENT LLC

By:  /s/ Brian Muench    By:  /s/ Michael Ferraro

Name:  Brian Muench                                                                                        Name:  Michael Ferraro

Title:  President                       Title:  Director

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